[Jenkens & Gilchrist Parker Chapin LLP Letterhead]


Securities and Exchange Commission 450
Fifth Street, N.W.
Washington, D.C. 20549


         Re: Genio Group, Inc. - Current Report on Form 8-K, dated November 24, 2004
                  ------------------------------------------------------

Dear : Sir/Madam,

         Please be advised that on November 24, 2004, our client, Genio Group, Inc., filed a Current Report on Form 8-K. Please do not hesitate to contact either Richard Rubin at (212) 704-6130, Henry Rothman at (212) 704-6179 or Uri Doron at (212) 704-6027 with any questions or inquiries you might have.




                                   Sincerely,


                                   /s/ Uri Doron
                                   Uri Doron